FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.	0001060764
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 13, 2005, Series 2005-L2	**333-127617**

Name of Person Filing the Document
(If Other than the Registrant)



SEC MAIL PROCESSING
RECEIVED
SEP 14 2005
WASH, D.C.
192
SECTION



05066400



PROCESSED
SEP 20 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2005

INDYMAC ABS, INC.

By: 

Name: **Isaac Carrillo**

Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


SEC MAIL
RECEIVED
PROCESSING
SEP 14 2005
WASH. D.C.
192
SECTION

Preliminary Term Sheet

$[250,000,000] (Approximate)

IndyMac Residential Mortgage-Backed Trust, Series 2005-L2

Mortgage-Backed Certificates, Series 2005-L2


IndyMac Bank®

Seller and Master Servicer

IndyMac ABS, Inc.
Depositor

August [29], 2005

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary, making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any Information herein regarding the collateral will be supplemented by information regarding the collateral contained in the prospectus and the prospectus supplement (the "Offering Documents:) and any subsequent information regarding the collateral. The Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

$[250,000,000] (Approximate)
INDYMAC RESIDENTIAL MORTGAGE-BACKED TRUST, SERIES 2005-L2, MORTGAGE-BACKED CERTIFICATES, SERIES 2005-L2

Characteristics of the Certificates[1][2]

Class	Original Principal Balance	Coupon	Tranche Type	WAL to call (yrs)	Principal Lockout/ Window (mos)	Final Scheduled Payment Date	Expected Ratings (Moody's/S&P)
A	$242,125,000	[3][4]	Senior	2.32	0/59	January 2011	Aaa/AAA [5]
M	$3,000,000	[3][4]	Mezzanine	4.07	37/22	January 2011	Baa3/--
B[6]	$4,875,000	[3][4]	Subordinate	N/A	N/A	N/A	Ba2/--

Notes:

(1) The Certificates will be priced assuming a 25% CPR and a 10% Optional Termination.
(2) Class sizes are subject to a 10% variance.
(3) The least of (a) One-month LIBOR plus the related margin, (b) the Net WAC Rate and (c) the Maximum Cap Rate.
(4) The margin on the Class A Certificates will double after the Optional Termination Date. The margin on each of the Class M and the Class B Certificates will increase to a 1.5 multiple after the Optional Termination Date.
(5) The Class A Certificates will benefit from a FGIC insurance policy that will provide a 100% guaranty of ultimate principal and timely interest.
(6) The Class B Certificates will not be offered hereby.

Seller and Master Servicer:	IndyMac Bank, F.S.B.
Depositor:	IndyMac ABS, Inc.
Trust:	IndyMac Residential Mortgage-Backed Trust, Series 2005-L2 (the "Trust" or the "Issuer").
Custodian and Trustee:	Deutsche Bank National Trust Company.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Manager:	Credit Suisse First Boston LLC.
Class A Certificate Insurer:	Financial Guaranty Insurance Company ("FGIC").
The Certificates:	The IndyMac Residential Mortgage-Backed Trust, Series 2005-L2, Mortgage- Backed Certificates will consist of the following classes of Certificates: the Class A Certificates; the Class M Certificates; and the Class B Certificates (together with the Class M Certificates, the "Mezzanine Certificates"). The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates.
Non-Offered Certificates:	Class B Certificates, Class C Certificates and Class R Certificates.
Federal Tax Status:	The Trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A Certificates and the Class M Certificates will be available in book-entry form through DTC.
Denominations:	For the Class A Certificates and the Class M Certificates, minimum denominations of $100,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	September 1, 2005.
Cut-off Date:	September 1, 2005.
Closing Date:	September [16], 2005.
Distribution Date:	The 25th day of each month (or, if such day is not a Business Day, on the first Business Day thereafter), commencing in October 2005.

Record Date:	The business day immediately preceding the applicable Distribution Date.
ERISA Eligibility:	The Certificates will not be ERISA Eligible.
SMMEA Eligibility:	The Certificates will not be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "Clean-up Call"), which may be exercised on the first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off (such date, the "Optional Termination Date").
Pricing Prepayment Speed:	The Certificates will be priced based on a constant prepayment speed of 25% CPR.
The Mortgage Loans:	On the Closing Date, a pool of adjustable-rate and fixed-rate, first lien, residential lot loans (the "Mortgage Loans") will be delivered to the Trust. The information set forth herein, unless otherwise stated, is calculated as of the Statistical Calculation Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the Trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of [1,153] Mortgage Loans with an aggregate scheduled principal balance as of the Statistical Calculation Date of approximately $[208,068,079]. The aggregate principal balance of the Mortgage Loans included in the Trust on the Closing Date is expected to be approximately $[250,000,000]. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to the Trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.
Pass-Through Rate:	On each Distribution Date, the Pass-Through Rate for each of the Certificates will be equal to the lesser of (a) the Formula Rate and (b) the Net WAC Rate. The "Formula Rate" for the Class A Certificates, Class M Certificates and Class B Certificates will be the lesser of (a) One-month LIBOR plus a related margin and (b) the Maximum Cap Rate. After the Optional Termination Date, the margin on the Class A Certificates will double, and the margins on the Class M Certificates and Class B Certificates will increase to a 1.5 multiple.
Accrual Period:	On each Distribution Date, the Accrual Period for the Certificates will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Due Period:	For any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For any Distribution Date, the period commencing on the day after the 15th day in the month preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, commencing on the day after the Cut-off Date) or if such 15th day is not a business day, the business day preceding such 15th day and ending on the 15th day of the calendar month in which such Distribution Date occurs.

Net WAC Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less the rate at which the premium payable to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date).

Maximum Cap Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Net Mortgage Rates of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less the rate at which the premium to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date).

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan for any Distribution Date, a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Expense Adjusted Maximum Net Mortgage Rate: For any Mortgage Loan for any Distribution Date, a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (if such Mortgage Loan is an adjustable-rate Mortgage Loan) or the applicable Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a fixed-rate Mortgage Loan), in either such case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Net WAC Rate Carryover Amount: With respect to any class of Certificates and any Distribution Date, an amount equal to the sum of (i) the excess of (x) the amount of interest such class of Certificates would have accrued for such Distribution Date had the related Pass-Through Rate been the related Formula Rate, over (y) the amount of interest such class of Certificates accrued for such Distribution Date at the related Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount for such class of Certificates from the prior Distribution Date together with interest accrued on such unpaid portion for the most recently ended Accrual Period at the Formula Rate applicable for such class of Certificates for such Accrual Period.

Trustee Fee Rate: [0.010]% per annum on the outstanding principal balance of the Mortgage Loans.

Servicing Fee Rate: [0.250]% per annum on the outstanding principal balance of the Mortgage Loans.

Monthly Interest Distributable Amount:

The Monthly Interest Distributable Amount for each class of Certificates on any Distribution Date will be equal to interest accrued during the related Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Relief Act (in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates).

Unpaid Interest Shortfall Amount:

For any class of Certificates, (i) on the first Distribution Date, zero, and (ii) on any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (ii)(a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Credit Enhancement:

The Certificates will benefit from the following credit enhancement mechanisms, each of which is intended to provide credit support for the Certificates with a higher payment priority:

1) Initial Subordination

Class A	[3.15]%
Class M	[1.95]%
Class B	[0.00]%

2) Overcollateralization

At Closing	0.00%
Target	[1.40]% of the aggregate principal pool balance as of the Cut-off Date
Floor	[0.50]% of the aggregate principal pool balance as of the Cut-off Date
Stepdown	[2.80]% of the current aggregate principle pool balance

3) Excess Spread — See page [ ] herein

4) Class A Certificate Policy

The Class A Certificates will benefit from a FGIC insurance policy (the "Policy") that will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall, prepayment interest shortfall or Relief Act shortfall).

Allocated Realized Loss Amount:

On any Distribution Date, Realized Losses on the Mortgage Loans will first be absorbed by Net Monthly Excess Cashflow, if any, and then by the Overcollateralization Amount. If on any Distribution Date, as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, after giving effect to principal distributions on such date, exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Allocated Realized Loss Amount") will be allocated in the following order: first to the Class B Certificates, and the Class M Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates. Once Realized Losses are allocated to the Class B and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class B and Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Realized Loss:

With respect to any liquidated Mortgage Loan, is the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all Net Liquidation Proceeds in respect of such Mortgage Loan.

Net Liquidation Proceeds:

For any Mortgage Loan in respect of which the Master Servicer has determined, in accordance with the servicing procedures and the servicing standard specified in the Pooling and Servicing Agreement, as of the end of the related Prepayment Period, that all proceeds which it expects to recover with respect to the liquidation of such Mortgage Loan or disposition of the related REO Property have been recovered or any other disposition of the related Mortgaged Property (including REO Property), the related liquidation proceeds net of advances, servicing advances, servicing fees and any other accrued and unpaid servicing fees received and retained in connection with the liquidation of such Mortgage Loan or the related Mortgaged Property.

Stepdown Date:

The later to occur of (a) the Distribution Date in [October] 2008 (the 37th Distribution Date) and (b) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose after taking into account principal received or advanced on the Mortgage Loans, which is part of Available Funds for such Distribution Date, but before the distribution of the principal distribution amount to the Certificates then entitled to distributions of principal on such Distribution Date) is equal to or greater than approximately [9.10]%.

Priority of Payments:

Payments of interest and principal on each class of Certificates will be as follows:

Interest

Amounts received in respect of interest collections on the Mortgage Loans will be applied in the following order of priority:

1) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for the premium payable in respect of the Class A Certificates;
2) Fees and expenses of the Master Servicer and the Trustee;
3) To the Class A Certificateholders, concurrently, the Monthly Interest Distributable Amount plus any Unpaid Interest Shortfall Amount;
4) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amounts owing to the Class A Certificate Insurer under the Insurance Agreement;
5) To the Class M Certificateholders, the Monthly Interest Distributable Amount; and
6) To the Class B Certificateholders, the Monthly Interest Distributable Amount.

Principal

Amounts received in respect of principal collections from the Mortgage Loans (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificateholders, until the certificate principal balance of such class has been reduced to zero;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, the certificate principal balance of such class has been reduced to zero; and
4) To the Class B Certificateholders, the certificate principal balance of such class has been reduced to zero.

On and after the Stepdown Date (if a Trigger Event is not in effect)

1) To the Class A Certificateholders, the Class A Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, the Class M Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero; and
4) To the Class B Certificateholders, the Class B Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero.

Net Monthly Excess Cashflow
Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) Beginning with the Distribution Date in January 2006, to the holders of the Certificates then entitled to receive principal, additional principal until the Overcollateralization Target is reached;
2) To the Class M Certificateholders, any Unpaid Interest Shortfall Amount;
3) To the Class M Certificateholders, any Allocated Realized Loss Amount;
4) To the Class B Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class B Certificateholders, any Allocated Realized Loss Amount;
6) To the Class A Certificateholders, any Net WAC Rate Carryover Amount;
7) To the Class M Certificateholders, any Net WAC Rate Carryover Amount;
8) To the Class B Certificateholders, any Net WAC Rate Carryover Amount;
9) Any remaining amounts to the holder of the Class R Certificate.

Class A Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount and (ii) the excess, if any, of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.90]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class M Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount remaining after payment to the Class A Certificates and (ii) the excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class B Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount remaining after payment to the Class A Certificates and the Class M Certificates and (ii) the excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and the Class M Certificates (after taking into account the distribution of the Class A Principal Distribution Amount and the Class M Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [97.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Trigger Event:

With respect to each Distribution Date, a Trigger Event will be in effect if any of the following has occurred:

(i) for any Distribution Date occurring from and including October 2008 to, but not including, October 2010, the Mortgage Loans delinquent 60 days or more, in bankruptcy, in foreclosure or that have become REO Properties exceed [3.00]% of the aggregate principal balance of the Mortgage Loans,

(ii) for any Distribution Date on and after October 2010, the Mortgage Loans delinquent 60 days or more or that have become REO Properties exceed [4.50]% of the aggregate principal balance of the Mortgage Loans, or

(iii) for any Distribution Date, the cumulative amount of Realized Losses incurred on the Mortgage Loans (reduced by the aggregate amount of Subsequent Recoveries received since the Cut-off Date through the last day of the related Due Period) exceeds the applicable amount set forth below:

October 2008 to September 2009	1.75% with respect to October 2008, plus an additional 1/12th of 0.75% for each month thereafter.
October 2009 to September 2010	2.50% with respect to October 2009, plus an additional 1/12th of 0.50% for each month thereafter.
October 2010 and thereafter	3.00%

Overcollateralization Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date after giving effect to distributions to be made on such Distribution Date.

Overcollateralization Floor Amount: 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Target Overcollateralization Amount: (a) For each Distribution Date prior to January 2006, 0%; (b) for each Distribution Date thereafter and prior to the Stepdown Date, [1.40]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (c) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the greater of (i) [2.80]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (ii) the Overcollateralization Floor Amount and (d) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is in effect, the Target Overcollateralization Amount for the immediately preceding Distribution Date.

Spread Holiday: The holder of the Class R Certificate will be entitled to excess cash flow, after covering losses and interest shortfalls, for the October 2005, November 2005 and December 2005 Distribution Dates (each, a "Spread Holiday Payment") and such excess cash flow will not be used to reach the Target Overcollateralization Amount on such Distribution Dates.

Servicer Advances: The Servicer will be required to advance delinquent interest and principal to the extent such amounts are deemed non-recoverable.

Prepayment Sensitivity Tables

Class A *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.68	1.18
Modified Duration (years)	3.76	2.82	2.45	2.13	1.57	1.12
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	2/25/10	9/25/08
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	53	36
Illustrative Yield @ Par (30/360)	3.95%	3.95%	3.95%	3.95%	3.95%	3.95%

Class A *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.72	1.26
Modified Duration (years)	3.76	2.82	2.45	2.13	1.60	1.19
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	59	59
Illustrative Yield @ Par (30/360)	3.95%	3.95%	3.95%	3.95%	3.96%	3.96%

Class M *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.94	4.79	4.37	4.07	3.66	3.02
Modified Duration (years)	4.09	3.98	3.67	3.44	3.14	2.66
First Principal Payment	8/25/10	2/25/09	10/25/08	11/25/08	1/25/09	9/25/08
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	2/25/10	9/25/08
Principal Lockout (months)	58	40	36	37	39	35
Principal Window (months)	1	19	23	22	14	1
Illustrative Yield @ Par (30/360)	6.75%	6.75%	6.75%	6.76%	6.76%	6.76%

Class M *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.94	4.79	4.37	4.07	3.74	3.68
Modified Duration (years)	4.09	3.98	3.67	3.44	3.21	3.16
First Principal Payment	8/25/10	2/25/09	10/25/08	11/25/08	1/25/09	3/25/09
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10	7/25/09
Principal Lockout (months)	58	40	36	37	39	41
Principal Window (months)	1	19	23	22	20	5
Illustrative Yield @ Par (30/360)	6.75%	6.75%	6.75%	6.76%	6.79%	6.99%

Net WAC Cap

(Actual/360; 25% CPR; No Loss)

Month	Indices @ Spot (%)	Indices @ 15.00% (%)	Month	Indices @ Spot (%)	Indices @ 15.00% (%)
1	5.8619	5.8619	31	7.1413	11.2110
2	5.6740	5.6805	32	7.3801	11.5852
3	7.2520	9.7984	33	7.1427	11.2120
4	7.0183	10.1996	34	7.3816	11.5863
5	7.0561	10.2371	35	7.1442	11.2572
6	7.8131	11.3345	36	7.1450	11.2577
7	7.0579	10.2382	37	7.3840	11.6336
8	7.2941	10.5800	38	7.1408	11.2578
9	7.0598	10.2393	39	7.3734	11.6331
10	7.2960	10.5811	40	7.1353	11.2579
11	7.0706	10.2773	41	7.1353	11.2579
12	7.0710	10.2779	42	7.8998	12.4642
13	7.3070	10.6211	43	7.1353	11.2580
14	7.0717	10.2790	44	7.3732	11.6333
15	7.3078	10.6223	45	7.1354	11.2581
16	7.0725	10.2802	46	7.3732	11.6334
17	7.0729	10.3177	47	7.1354	11.2581
18	7.8311	11.4238	48	7.1354	11.2582
19	7.0737	10.3189	49	7.3733	11.6335
20	7.3099	10.6635	50	7.1354	11.2582
21	7.0745	10.3202	51	7.3733	11.6336
22	7.3108	10.6648	52	7.1355	11.2583
23	7.1363	11.1623	53	7.1355	11.2584
24	7.1369	11.1627	54	7.9000	12.4646
25	7.3754	11.5352	55	7.1355	11.2584
26	7.1381	11.1635	56	7.3734	11.6337
27	7.3766	11.5361	57	7.1355	11.2585
28	7.1393	11.1644	58	7.3734	11.6338
29	7.1400	11.2101	59	7.0659	11.1657
30	7.6331	11.9837			

Note: Spot Index values are as follows: 1m L (3.669%); 6m L (4.060%) and FVA (3.019%)

Excess Spread*

Month	Indices @ Spot (%)	Indices @ Forward (%)	Month	Indices @ Spot (%)	Indices @ Forward (%)
1	0.7376	0.7376	31	3.2838	3.5479
2	1.7949	1.6437	32	3.4141	3.7027
3	3.2816	3.1758	33	3.2808	3.5463
4	3.1474	2.9674	34	3.4112	3.6989
5	3.1948	3.0013	35	3.2776	3.5412
6	3.5990	3.5037	36	3.2760	3.5369
7	3.2157	3.1285	37	3.4065	3.6882
8	3.3568	3.3526	38	3.2358	3.4799
9	3.2368	3.2593	39	3.4251	3.6903
10	3.3760	3.4482	40	3.2973	3.5345
11	3.2549	3.3330	41	3.2973	3.5339
12	3.2541	3.3322	42	3.6908	4.0027
13	3.3838	3.4798	43	3.2974	3.5357
14	3.2526	3.3249	44	3.4285	3.6954
15	3.3824	3.4802	45	3.2974	3.5437
16	3.2511	3.3278	46	3.4286	3.7053
17	3.2502	3.3288	47	3.2974	3.5547
18	3.6413	3.7898	48	3.2974	3.5612
19	3.2485	3.3284	49	3.4286	3.7233
20	3.3784	3.4797	50	3.2975	3.5741
21	3.2467	3.3244	51	3.4286	3.7346
22	3.3766	3.4751	52	3.2975	3.5837
23	3.2944	3.5497	53	3.2975	3.5860
24	3.2931	3.5477	54	3.6910	4.0514
25	3.4233	3.7000	55	3.2975	3.5834
26	3.2906	3.5457	56	3.4287	3.7355
27	3.4209	3.6995	57	3.2976	3.5735
28	3.2880	3.5451	58	3.4287	3.7220
29	3.2866	3.5475	59	3.2256	3.5161
30	3.5487	3.8576		3.2838	3.5479

*** Selected Assumptions:**

1) Spot and Forward Index values as of [8/25/2005].
2) 25% CPR.
3) No Loss.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Summary

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Total Number of Loans		1,153
Total Outstanding Loan Balance		$208,068,078.81
Current WA Coupon		6.344%
WA Margin ***(Adjustable only)***		4.773%
WA Minimum Rate ***(Adjustable only)***		4.773%
WA Maximum Rate ***(Adjustable only)***		12.041%
WA Roll Rate (months) ***(Adjustable only)***		2
WA First Periodic Cap ***(Adjustable only)***		4.811%
WA Periodic Cap ***(Adjustable only)***		1.000%
WA Seasoning (months)		2
WA Remaining Balloon Term (months)		52
WA OLTV		77.85%
WA Current FICO		731
Lien Position (% first / % junior)		100%/ 0%
Geographic Distribution		
	CA	43.27%
Other states account individually for less than 5% of pool balance.	FL	17.87%
	HI	7.96%
	AZ	6.96%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Current Principal Balances

Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	22	433,207.75	0.21
25,000.01 - 50,000.00	135	5,245,486.08	2.52
50,000.01 - 75,000.00	171	10,721,878.09	5.15
75,000.01 - 100,000.00	95	8,433,846.89	4.05
100,000.01 - 200,000.00	326	47,558,231.77	22.86
200,000.01 - 300,000.00	236	60,774,880.95	29.21
300,000.01 - 400,000.00	88	30,310,427.92	14.57
400,000.01 - 500,000.00	46	21,018,660.47	10.10
500,000.01 - 600,000.00	12	6,614,002.82	3.18
600,000.01 - 700,000.00	11	7,056,965.48	3.39
700,000.01 - 800,000.00	6	4,484,025.00	2.16
800,000.01 - 900,000.00	2	1,678,282.97	0.81
900,000.01 - 1,000,000.00	1	975,000.00	0.47
1,000,000.01 – 1,200,000.00	1	1,151,940.52	0.55
1,600,000.01 - 1,700,000.00	1	1,611,242.10	0.77
Total:	**1,153**	**208,068,078.81**	**100.00**

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 40.00	4	467,302.66	0.22
40.01 - 45.00	3	313,821.58	0.15
45.01 - 50.00	12	1,561,791.95	0.75
50.01 - 55.00	6	1,494,143.47	0.72
55.01 - 60.00	11	2,709,414.67	1.30
60.01 - 65.00	16	5,400,997.99	2.60
65.01 - 70.00	115	39,137,053.40	18.81
70.01 - 75.00	201	36,719,592.15	17.65
75.01 - 80.00	335	56,581,063.52	27.19
80.01 - 85.00	236	37,399,309.79	17.97
85.01 - 90.00	210	25,974,137.98	12.48
90.01 - 95.00	2	145,327.22	0.07
95.01 - 100.00	2	164,122.43	0.08
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 23.40%
Maximum: 96.90%
Weighted Average: 77.85%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	1,153	208,068,078.81	100.00
Total:	**1,153**	**208,068,078.81**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Alaska	3	584,543.58	0.28
Arizona	82	14,471,758.15	6.96
Arkansas	1	39,570.00	0.02
California	372	90,030,912.79	43.27
Colorado	37	6,225,017.64	2.99
Connecticut	9	1,463,149.18	0.70
Delaware	1	137,578.51	0.07
Florida	246	37,177,897.40	17.87
Georgia	11	1,429,843.63	0.69
Hawaii	67	16,560,585.79	7.96
Idaho	16	2,075,311.12	1.00
Illinois	11	2,471,729.47	1.19
Indiana	2	80,163.38	0.04
Iowa	1	115,881.74	0.06
Kentucky	1	70,138.06	0.03
Louisiana	5	540,941.19	0.26
Maine	5	363,700.16	0.17
Maryland	3	571,574.70	0.27
Massachusetts	5	625,761.78	0.30
Michigan	10	1,205,111.66	0.58
Minnesota	3	274,883.03	0.13
Missouri	2	130,381.09	0.06
Montana	6	916,192.33	0.44
Nebraska	2	255,826.06	0.12
Nevada	26	4,277,871.82	2.06
New Hampshire	7	652,192.21	0.31
New Jersey	6	1,275,069.70	0.61
New Mexico	7	762,676.29	0.37
New York	13	2,000,832.68	0.96
North Carolina	12	1,437,791.07	0.69
North Dakota	1	21,171.15	0.01
Ohio	5	321,478.37	0.15
Oklahoma	1	46,650.00	0.02
Oregon	27	3,010,511.94	1.45
Pennsylvania	18	1,718,487.25	0.83
Rhode Island	2	284,572.57	0.14

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Geographic Distribution(Continued)

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
South Carolina	13	1,522,363.25	0.73
Tennessee	5	454,501.36	0.22
Texas	22	2,274,286.02	1.09
Utah	18	3,166,134.87	1.52
Vermont	1	241,500.00	0.12
Virginia	14	1,673,753.15	0.80
Washington	52	5,022,632.67	2.41
West Virginia	1	33,150.00	0.02
Wisconsin	1	52,000.00	0.02
Total:	**1,153**	**208,068,078.81**	**100.00**

Current FICO Scores

Range of FICO Scores	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
620 - 639	25	3,439,069.01	1.65
640 - 659	27	3,092,010.07	1.49
660 - 679	70	11,691,941.04	5.62
680 - 699	168	30,887,433.06	14.84
700 - 719	201	35,361,659.64	17.00
720 - 739	179	34,314,826.20	16.49
740 - 759	175	31,275,502.21	15.03
760 - 779	156	29,161,649.90	14.02
780 - 799	115	21,205,682.29	10.19
800 - 819	37	7,638,305.39	3.67
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 620
Maximum: 813
Weighted Average: 731

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
3.000 - 3.999	9	1,394,462.88	0.67
4.000 - 4.999	41	8,373,114.05	4.02
5.000 - 5.999	500	104,029,353.64	50.00
6.000 - 6.999	316	47,933,681.90	23.04
7.000 - 7.999	157	30,689,415.48	14.75
8.000 - 8.999	116	14,040,294.70	6.75
9.000 - 9.999	14	1,607,756.16	0.77
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 3.875%
Maximum: 9.750%
Weighted Average: 6.344%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Original Balloon Term

Original Balloon Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
24	231	38,706,084.22	18.60
60	922	169,361,994.59	81.40
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 24
Maximum: 60
Weighted Average: 53

Remaining Balloon Term

Range of Remaining Balloon Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
13 - 24	231	38,706,084.22	18.60
49 - 60	922	169,361,994.59	81.40
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 18
Maximum: 60
Weighted Average: 52

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Remaining Amortization Term			
Range of Remaining Amortization Term (Months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
349 - 360	1,153	208,068,078.81	100.00
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 352
Maximum: 360
Weighted Average: 358

Next Rate Adjustment Date			
Note Rate Adjustment Date	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
Not Applicable	231	38,706,084.22	18.60
October 1, 2005	431	79,971,770.96	38.44
November 1, 2005	285	53,419,062.56	25.67
December 1, 2005	160	30,484,673.48	14.65
January 1, 2006	27	3,744,587.59	1.80
February 1, 2006	14	1,193,400.00	0.57
March 1, 2006	5	548,500.00	0.26
Total:	**1,153**	**208,068,078.81**	**100.00**

Margin Rate (%)			
Range of Margin Rate (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
Not Applicable	231	38,706,084.22	18.60
4.000 - 4.999	660	128,283,361.19	61.65
5.000 - 5.999	258	40,481,534.74	19.46
6.000 - 6.999	4	597,098.66	0.29
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 4.50%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.773%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Maximum Mortgage Interest Rate (%)

Range of Maximum Mortgage Interest Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
9.000 - 9.999	10	1,489,957.59	0.72
10.000 - 10.999	42	8,774,068.53	4.22
11.000 - 11.999	500	104,310,786.37	50.13
12.000 - 12.999	287	43,515,078.98	20.91
13.000 - 13.999	34	5,004,763.52	2.41
14.000 - 14.999	39	4,930,599.94	2.37
15.000 - 15.999	1	27,000.00	0.01
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 9.875%
Maximum (Adjustable only): 15.125%
Non-zero Weighted Average (Adjustable only): 12.041%

Minimum Mortgage Interest Rate (%)

Range of Minimum Mortgage Interest Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
4.000 - 4.999	660	128,283,361.19	61.65
5.000 - 5.999	258	40,481,534.74	19.46
6.000 - 6.999	4	597,098.66	0.29
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 4.50%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.773%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

First Periodic Cap

First Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
1.000	63	7,950,115.29	3.82
5.000	850	160,102,139.64	76.95
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 5.000%
Non-zero Weighted Average (Adjustable only): 4.811%

Periodic Cap

Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
1.000	913	168,052,254.93	80.77
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 1.000%
Non-zero Weighted Average (Adjustable only): 1.000%

Contact Information

Bear Stearns Contacts		
Name:	**Telephone:**	**E-Mail:**
Matthew Perkins Senior Managing Director	(212) 272-7977	mperkins@bear.com
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Scott Tabor Collateral Analyst	(212) 272-5925	gtabor@bear.com

Bear Stearns Trading Contacts		
Name:	**Telephone:**	**E-Mail:**
Jeffrey Verschleiser Senior Managing Director	(212) 272-5451	jverschleiser@bear.com
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
Danielle Stumberger **S&P**	(212) 438-3514	Danielle_stumberger@standardandpoors.com


SEC MAIL
PROCESSING
RECEIVED
SEP 1 4 2005
WASH. D.C.
192
SECTION

Preliminary Term Sheet

$[250,000,000] (Approximate)

IndyMac Residential Mortgage-Backed Trust, Series 2005-L2

Mortgage-Backed Certificates, Series 2005-L2


IndyMac Bank®

Seller and Master Servicer

IndyMac ABS, Inc.
Depositor

August [29], 2005

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary, making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

$[250,000,000] (Approximate)
INDYMAC RESIDENTIAL MORTGAGE-BACKED TRUST, SERIES 2005-L2, MORTGAGE-BACKED CERTIFICATES, SERIES 2005-L2

Characteristics of the Certificates[1][2]

Class	Original Principal Balance	Coupon	Tranche Type	WAL to call (yrs)	Principal Lockout/ Window (mos)	Final Scheduled Payment Date	Expected Ratings (Moody's/S&P)
A-1	$95,000,000	[3][4]	Senior	2.32	0/59	January 2011	Aaa/AAA [5]
A-2	$147,125,000	[4]	Senior Uncapped	2.32	0/59	January 2011	Aaa/AAA [5]
M	$3,000,000	[3][4]	Mezzanine	4.07	37/22	January 2011	Baa3/--
B[6]	$4,875,000	[3][4]	Subordinate	N/A	N/A	N/A	Ba2/--

Notes:

(1) The Certificates will be priced assuming a 25% CPR and a 10% Optional Termination.
(2) Class sizes are subject to a 10% variance.
(3) The least of (a) One-month LIBOR plus the related margin, (b) the Net WAC Rate and (c) the Maximum Cap Rate.
(4) The margin on the Class A Certificates will double after the Optional Termination Date. The margin on each of the Class M and the Class B Certificates will increase to a 1.5 multiple after the Optional Termination Date.
(5) The Class A Certificates will benefit from a FGIC insurance policy that will provide a 100% guaranty of ultimate principal and timely interest.
(6) The Class B Certificates will not be offered hereby.

Seller and Master Servicer:	IndyMac Bank, F.S.B.
Depositor:	IndyMac ABS, Inc.
Trust:	IndyMac Residential Mortgage-Backed Trust, Series 2005-L2 (the "Trust" or the "Issuer").
Custodian and Trustee:	Deutsche Bank National Trust Company.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Manager:	Credit Suisse First Boston LLC.
Swap Counterparty:	[ ]. The Swap Counterparty will be rated at least "A" by Standard and Poor's and at least "A2" by Moody's Investors Service.
Class A Certificate Insurer:	Financial Guaranty Insurance Company ("FGIC").
The Certificates:	The IndyMac Residential Mortgage-Backed Trust, Series 2005-L2, Mortgage- Backed Certificates will consist of the following classes of Certificates: the Class A-1 Certificates and the Class A-2 Certificates (together, the Class A Certificates); the Class M Certificates; and the Class B Certificates (together with the Class M Certificates, the "Mezzanine Certificates"). The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates.
Non-Offered Certificates:	Class B Certificates, Class C Certificates and Class R Certificates.
Federal Tax Status:	The Trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A Certificates and the Class M Certificates will be available in book-entry form through DTC.
Denominations:	For the Class A Certificates and the Class M Certificates, minimum denominations of $100,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	September 1, 2005.

Cut-off Date:	September 1, 2005.
Closing Date:	September [16], 2005.
Distribution Date:	The 25th day of each month (or, if such day is not a Business Day, on the first Business Day thereafter), commencing in October 2005.
Record Date:	The business day immediately preceding the applicable Distribution Date.
ERISA Eligibility:	The Certificates will not be ERISA Eligible.
SMMEA Eligibility:	The Certificates will not be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "Clean-up Call"), which may be exercised on the first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off (such date, the "Optional Termination Date").
Pricing Prepayment Speed:	The Certificates will be priced based on a constant prepayment speed of 25% CPR.
The Mortgage Loans:	On the Closing Date, a pool of adjustable-rate and fixed-rate, first lien, residential lot loans (the "Mortgage Loans") will be delivered to the Trust. The information set forth herein, unless otherwise stated, is calculated as of the Statistical Calculation Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the Trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of [1,153] Mortgage Loans with an aggregate scheduled principal balance as of the Statistical Calculation Date of approximately $[208,068,079]. The aggregate principal balance of the Mortgage Loans included in the Trust on the Closing Date is expected to be approximately $[250,000,000]. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to the Trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.
Pass-Through Rate:	On each Distribution Date, the Pass-Through Rate for each of the Certificates (other than the Class A-2 Certificates) will be equal to the lesser of (a) the Formula Rate and (b) the Net WAC Rate. The "Formula Rate" for the Class A-1 Certificates, Class M Certificates and Class B Certificates will be the lesser of (a) One-month LIBOR plus a related margin and (b) the Maximum Cap Rate. After the Optional Termination Date, the margin on the Class A-1 Certificates will double, and the margins on the Class M Certificates and Class B Certificates will increase to a 1.5 multiple. The Pass-Through Rate on the class A-2 Certificates for any Distribution Date will be equal to one-month LIBOR plus the margin for such class (subject to increase in the event that the Optional Termination is not exercised, as described above), subject to the provisions of "Class A-2 Certificate" below.

Class A-2 Certificate: The Class A-2 Certificates will benefit from a special derivative contract (the "Class A-2 Derivative Contract"), which will pay sufficient amounts to uncap the Pass-Through Rate on the Class A-2 Certificates provided there is no default under the Class A-2 Derivative Contract. So long as there is no default under the Class A-2 Derivative Contract, the Class A-2 Certificates will not be subject to a maximum rate or Net WAC Rate. In the event of a default under the class A-2 Derivative Contract, the certificate margin on the Class A-2 Certificates will be increased and the pass-Through Rate will be subject to a maximum rate and the Net WAC Rate.

Accrual Period: On each Distribution Date, the Accrual Period for the Certificates will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Due Period: For any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period: For any Distribution Date, the period commencing on the day after the 15th day in the month preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, commencing on the day after the Cut-off Date) or if such 15th day is not a business day, the business day preceding such 15th day and ending on the 15th day of the calendar month in which such Distribution Date occurs.

Net WAC Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less (i) the rate at which the premium payable to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date) and (ii) the fee payable to the class A-2 Derivative Contract Provider in respect of the Class A-2 Derivative Contract times a fraction equal to (1) the principal balance of the Class A-2 Certificates over (2) the aggregate principal balance of the Mortgage Loans.

Maximum Cap Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Net Mortgage Rates of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less (i) the rate at which the premium to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date) and (ii) the fee payable to the class A-2 Derivative Contract Provider in respect of the Class A-2 Derivative Contract times a fraction equal to (1) the principal balance of the Class A-2 Certificates over (2) the aggregate principal balance of the Mortgage Loans.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan for any Distribution Date, a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Expense Adjusted Maximum Net Mortgage Rate: For any Mortgage Loan for any Distribution Date, a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (if such Mortgage Loan is an adjustable-rate Mortgage Loan) or the applicable Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a fixed-rate Mortgage Loan), in either such case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Net WAC Rate Carryover Amount: With respect to any class of Certificates (other than the class A-2 Certificates, so long as the class A-2 Derivative Contract has not defaulted) and any Distribution Date, an amount equal to the sum of (i) the excess of (x) the amount of interest such class of Certificates would have accrued for such Distribution Date had the related Pass-Through Rate been the related Formula Rate, over (y) the amount of interest such class of Certificates accrued for such Distribution Date at the related Net WAC Rate, and (ii) the unpaid portion of any Net WAC Rate Carryover Amount for such class of Certificates from the prior Distribution Date together with interest accrued on such unpaid portion for the most recently ended Accrual Period at the Formula Rate applicable for such class of Certificates for such Accrual Period.

Trustee Fee Rate: [0.010]% per annum on the outstanding principal balance of the Mortgage Loans.

Servicing Fee Rate: [0.250]% per annum on the outstanding principal balance of the Mortgage Loans.

Monthly Interest Distributable Amount: The Monthly Interest Distributable Amount for each class of Certificates on any Distribution Date will be equal to interest accrued during the related Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Relief Act (in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates).

Unpaid Interest Shortfall Amount: For any class of Certificates, (i) on the first Distribution Date, zero, and (ii) on any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (ii)(a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Credit Enhancement: The Certificates will benefit from the following credit enhancement mechanisms, each of which is intended to provide credit support for the Certificates with a higher payment priority:

1) Initial Subordination

Class A	[3.15]%
Class M	[1.95]%
Class B	[0.00]%

2) Overcollateralization

At Closing	0:00%
Target	[1.40]% of the aggregate principal pool balance as of the Cut-off Date
Floor	[0.50]% of the aggregate principal pool balance as of the Cut-off Date
Stepdown	[2.80]% of the current aggregate principle pool balance

3) Excess Spread See page [ ] herein

4) Class A Certificate Policy
The Class A Certificates will benefit from a FGIC insurance policy (the "Policy") that will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall, prepayment interest shortfall or Relief Act shortfall).

Allocated Realized Loss Amount:

On any Distribution Date, Realized Losses on the Mortgage Loans will first be absorbed by Net Monthly Excess Cashflow, if any, and then by the Overcollateralization Amount. If on any Distribution Date, as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, after giving effect to principal distributions on such date, exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Allocated Realized Loss Amount") will be allocated in the following order: first to the Class B Certificates, and the Class M Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates. Once Realized Losses are allocated to the Class B and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class B and Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Realized Loss:

With respect to any liquidated Mortgage Loan, is the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all Net Liquidation Proceeds in respect of such Mortgage Loan.

Net Liquidation Proceeds:

For any Mortgage Loan in respect of which the Master Servicer has determined, in accordance with the servicing procedures and the servicing standard specified in the Pooling and Servicing Agreement, as of the end of the related Prepayment Period, that all proceeds which it expects to recover with respect to the liquidation of such Mortgage Loan or disposition of the related REO Property have been recovered or any other disposition of the related Mortgaged Property (including REO Property), the related liquidation proceeds net of advances, servicing advances, servicing fees and any other accrued and unpaid servicing fees received and retained in connection with the liquidation of such Mortgage Loan or the related Mortgaged Property.

Stepdown Date:

The later to occur of (a) the Distribution Date in [October] 2008 (the 37th Distribution Date) and (b) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose after taking into account principal received or advanced on the Mortgage Loans, which is part of Available Funds for such Distribution Date, but before the distribution of the principal distribution amount to the Certificates then entitled to distributions of principal on such Distribution Date) is equal to or greater than approximately [9.10]%.

Priority of Payments:

Payments of interest and principal on each class of Certificates will be as follows:

<u>Interest</u>

Amounts received in respect of interest collections on the Mortgage Loans will be applied in the following order of priority:

1) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for the premium payable in respect of the Class A Certificates;
2) Fees and expenses of the Master Servicer and the Trustee;
3) To the Class A Certificateholders, concurrently, the Monthly Interest Distributable Amount plus any Unpaid Interest Shortfall Amount;
4) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amounts owing to the Class A Certificate Insurer under the Insurance Agreement;
5) To the Class M Certificateholders, the Monthly Interest Distributable Amount; and
6) To the Class B Certificateholders, the Monthly Interest Distributable Amount.

<u>Principal</u>

Amounts received in respect of principal collections from the Mortgage Loans (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

<u>Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect</u>

1) To the Class A Certificateholders, until the certificate principal balance of such class has been reduced to zero;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, the certificate principal balance of such class has been reduced to zero; and
4) To the Class B Certificateholders, the certificate principal balance of such class has been reduced to zero.

<u>On and after the Stepdown Date (if a Trigger Event is not in effect)</u>

1) To the Class A Certificateholders, the Class A Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, the Class M Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero; and
4) To the Class B Certificateholders, the Class B Principal Distribution Amount, until the certificate principal balance of such class has been reduced to zero.

Net Monthly Excess Cashflow
Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) Beginning with the Distribution Date in January 2006, to the holders of the Certificates then entitled to receive principal, additional principal until the Overcollateralization Target is reached;
2) To the Class M Certificateholders, any Unpaid Interest Shortfall Amount;
3) To the Class M Certificateholders, any Allocated Realized Loss Amount;
4) To the Class B Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class B Certificateholders, any Allocated Realized Loss Amount;
6) To the Class A Certificateholders, any Net WAC Rate Carryover Amount;
7) To the Class M Certificateholders, any Net WAC Rate Carryover Amount;
8) To the Class B Certificateholders, any Net WAC Rate Carryover Amount;
9) Any remaining amounts to the holder of the Class R Certificate.

Class A Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount and (ii) the excess, if any, of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.90]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections ofprincipal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class M Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount remaining after payment to the Class A Certificates and (ii) the excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class B Principal Distribution Amount:

For any Distribution Date, an amount equal to the lesser of (i) the principal distribution amount remaining after payment to the Class A Certificates and the Class M Certificates and (ii) the excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and the Class M Certificates (after taking into account the distribution of the Class A Principal Distribution Amount and the Class M Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [97.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Trigger Event:

With respect to each Distribution Date, a Trigger Event will be in effect if any of the following has occurred:

(i) for any Distribution Date occurring from and including October 2008 to, but not including, October 2010, the Mortgage Loans delinquent 60 days or more, in bankruptcy, in foreclosure or that have become REO Properties exceed [3.00]% of the aggregate principal balance of the Mortgage Loans,

(ii) for any Distribution Date on and after October 2010, the Mortgage Loans delinquent 60 days or more or that have become REO Properties exceed [4.50]% of the aggregate principal balance of the Mortgage Loans, or

(iii) for any Distribution Date, the cumulative amount of Realized Losses incurred on the Mortgage Loans (reduced by the aggregate amount of Subsequent Recoveries received since the Cut-off Date through the last day of the related Due Period) exceeds the applicable amount set forth below:

October 2008 to September 2009	1.75% with respect to October 2008, plus an additional 1/12th of 0.75% for each month thereafter.
October 2009 to September 2010	2.50% with respect to October 2009, plus an additional 1/12th of 0.50% for each month thereafter.
October 2010 and thereafter	3.00%

Overcollateralization Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date after giving effect to distributions to be made on such Distribution Date.
Overcollateralization Floor Amount:	0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Target Overcollateralization Amount:	(a) For each Distribution Date prior to January 2006, 0%; (b) for each Distribution Date thereafter and prior to the Stepdown Date, [1.40]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (c) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the greater of (i) [2.80]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (ii) the Overcollateralization Floor Amount and (d) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is in effect, the Target Overcollateralization Amount for the immediately preceding Distribution Date.
Spread Holiday:	The holder of the Class R Certificate will be entitled to excess cash flow, after covering losses and interest shortfalls, for the October 2005, November 2005 and December 2005 Distribution Dates (each, a "Spread Holiday Payment") and such excess cash flow will not be used to reach the Target Overcollateralization Amount on such Distribution Dates.
Servicer Advances:	The Servicer will be required to advance delinquent interest and principal to the extent such amounts are deemed non-recoverable.

Prepayment Sensitivity Tables

Class A-1 *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.68	1.18
Modified Duration (years)	3.76	2.82	2.45	2.13	1.57	1.12
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	2/25/10	9/25/08
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	53	36
Illustrative Yield @ Par (30/360)	3.95%	3.95%	3.95%	3.95%	3.95%	3.95%

Class A-1 *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.72	1.26
Modified Duration (years)	3.76	2.82	2.45	2.13	1.60	1.19
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	59	59
Illustrative Yield @ Par (30/360)	3.95%	3.95%	3.95%	3.95%	3.96%	3.96%

Class A-2 *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.68	1.18
Modified Duration (years)	3.76	2.82	2.45	2.13	1.57	1.12
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	2/25/10	9/25/08
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	53	36
Illustrative Yield @ Par (30/360)	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%

Class A-2 *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.18	3.10	2.68	2.32	1.72	1.26
Modified Duration (years)	3.76	2.82	2.45	2.13	1.60	1.19
First Principal Payment	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	59	59	59	59	59	59
Illustrative Yield @ Par (30/360)	3.92%	3.92%	3.92%	3.92%	3.93%	3.93%

Prepayment Sensitivity Tables (cont'd)

Class M *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.94	4.79	4.37	4.07	3.66	3.02
Modified Duration (years)	4.09	3.98	3.67	3.44	3.14	2.66
First Principal Payment	8/25/10	2/25/09	10/25/08	11/25/08	1/25/09	9/25/08
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	2/25/10	9/25/08
Principal Lockout (months)	58	40	36	37	39	35
Principal Window (months)	1	19	23	22	14	1
Illustrative Yield @ Par (30/360)	6.75%	6.75%	6.75%	6.76%	6.76%	6.76%

Class M *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.94	4.79	4.37	4.07	3.74	3.68
Modified Duration (years)	4.09	3.98	3.67	3.44	3.21	3.16
First Principal Payment	8/25/10	2/25/09	10/25/08	11/25/08	1/25/09	3/25/09
Last Principal Payment	8/25/10	8/25/10	8/25/10	8/25/10	8/25/10	7/25/09
Principal Lockout (months)	58	40	36	37	39	41
Principal Window (months)	1	19	23	22	20	5
Illustrative Yield @ Par (30/360)	6.75%	6.75%	6.75%	6.76%	6.79%	6.99%

Net WAC Cap

(Actual/360; 25% CPR; No Loss)

Month	Indices @ Spot (%)	Indices @ 15.00% (%)	Month	Indices @ Spot (%)	Indices @ 15.00% (%)
1	5.8619	5.8619	31	7.1413	11.2110
2	5.6740	5.6805	32	7.3801	11.5852
3	7.2520	9.7984	33	7.1427	11.2120
4	7.0183	10.1996	34	7.3816	11.5863
5	7.0561	10.2371	35	7.1442	11.2572
6	7.8131	11.3345	36	7.1450	11.2577
7	7.0579	10.2382	37	7.3840	11.6336
8	7.2941	10.5800	38	7.1408	11.2578
9	7.0598	10.2393	39	7.3734	11.6331
10	7.2960	10.5811	40	7.1353	11.2579
11	7.0706	10.2773	41	7.1353	11.2579
12	7.0710	10.2779	42	7.8998	12.4642
13	7.3070	10.6211	43	7.1353	11.2580
14	7.0717	10.2790	44	7.3732	11.6333
15	7.3078	10.6223	45	7.1354	11.2581
16	7.0725	10.2802	46	7.3732	11.6334
17	7.0729	10.3177	47	7.1354	11.2581
18	7.8311	11.4238	48	7.1354	11.2582
19	7.0737	10.3189	49	7.3733	11.6335
20	7.3099	10.6635	50	7.1354	11.2582
21	7.0745	10.3202	51	7.3733	11.6336
22	7.3108	10.6648	52	7.1355	11.2583
23	7.1363	11.1623	53	7.1355	11.2584
24	7.1369	11.1627	54	7.9000	12.4646
25	7.3754	11.5352	55	7.1355	11.2584
26	7.1381	11.1635	56	7.3734	11.6337
27	7.3766	11.5361	57	7.1355	11.2585
28	7.1393	11.1644	58	7.3734	11.6338
29	7.1400	11.2101	59	7.0659	11.1657
30	7.6331	11.9837			

Note: Spot Index values are as follows: 1m L (3.669%); 6m L (4.060%) and FVA (3.019%)

Excess Spread*

Month	Indices @ Spot (%)	Indices @ Forward (%)	Month	Indices @ Spot (%)	Indices @ Forward (%)
1	0.7376	0.7376	31	3.2838	3.5479
2	1.7949	1.6437	32	3.4141	3.7027
3	3.2816	3.1758	33	3.2808	3.5463
4	3.1474	2.9674	34	3.4112	3.6989
5	3.1948	3.0013	35	3.2776	3.5412
6	3.5990	3.5037	36	3.2760	3.5369
7	3.2157	3.1285	37	3.4065	3.6882
8	3.3568	3.3526	38	3.2358	3.4799
9	3.2368	3.2593	39	3.4251	3.6903
10	3.3760	3.4482	40	3.2973	3.5345
11	3.2549	3.3330	41	3.2973	3.5339
12	3.2541	3.3322	42	3.6908	4.0027
13	3.3838	3.4798	43	3.2974	3.5357
14	3.2526	3.3249	44	3.4285	3.6954
15	3.3824	3.4802	45	3.2974	3.5437
16	3.2511	3.3278	46	3.4286	3.7053
17	3.2502	3.3288	47	3.2974	3.5547
18	3.6413	3.7898	48	3.2974	3.5612
19	3.2485	3.3284	49	3.4286	3.7233
20	3.3784	3.4797	50	3.2975	3.5741
21	3.2467	3.3244	51	3.4286	3.7346
22	3.3766	3.4751	52	3.2975	3.5837
23	3.2944	3.5497	53	3.2975	3.5860
24	3.2931	3.5477	54	3.6910	4.0514
25	3.4233	3.7000	55	3.2975	3.5834
26	3.2906	3.5457	56	3.4287	3.7355
27	3.4209	3.6995	57	3.2976	3.5735
28	3.2880	3.5451	58	3.4287	3.7220
29	3.2866	3.5475	59	3.2256	3.5161
30	3.5487	3.8576		3.2838	3.5479

*** Selected Assumptions:**

1) Spot and Forward Index values as of [8/25/2005].
2) 25% CPR.
3) No Loss.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Summary

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Total Number of Loans		1,153
Total Outstanding Loan Balance		$208,068,078.81
Current WA Coupon		6.344%
WA Margin *(Adjustable only)*		4.773%
WA Minimum Rate *(Adjustable only)*		4.773%
WA Maximum Rate *(Adjustable only)*		12.041%
WA Roll Rate (months) *(Adjustable only)*		2
WA First Periodic Cap *(Adjustable only)*		4.811%
WA Periodic Cap *(Adjustable only)*		1.000%
WA Seasoning (months)		2
WA Remaining Balloon Term (months)		52
WA OLTV		77.85%
WA Current FICO		731
Lien Position (% first / % junior)		100%/ 0%
Geographic Distribution		
	CA	43.27%
Other states account individually for less than 5% of pool balance.	FL	17.87%
	HI	7.96%
	AZ	6.96%

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Current Principal Balances

Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	22	433,207.75	0.21
25,000.01 - 50,000.00	135	5,245,486.08	2.52
50,000.01 - 75,000.00	171	10,721,878.09	5.15
75,000.01 - 100,000.00	95	8,433,846.89	4.05
100,000.01 - 200,000.00	326	47,558,231.77	22.86
200,000.01 - 300,000.00	236	60,774,880.95	29.21
300,000.01 - 400,000.00	88	30,310,427.92	14.57
400,000.01 - 500,000.00	46	21,018,660.47	10.10
500,000.01 - 600,000.00	12	6,614,002.82	3.18
600,000.01 - 700,000.00	11	7,056,965.48	3.39
700,000.01 - 800,000.00	6	4,484,025.00	2.16
800,000.01 - 900,000.00	2	1,678,282.97	0.81
900,000.01 - 1,000,000.00	1	975,000.00	0.47
1,000,000.01 – 1,200,000.00	1	1,151,940.52	0.55
1,600,000.01 - 1,700,000.00	1	1,611,242.10	0.77
Total:	**1,153**	**208,068,078.81**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 40.00	4	467,302.66	0.22
40.01 - 45.00	3	313,821.58	0.15
45.01 - 50.00	12	1,561,791.95	0.75
50.01 - 55.00	6	1,494,143.47	0.72
55.01 - 60.00	11	2,709,414.67	1.30
60.01 - 65.00	16	5,400,997.99	2.60
65.01 - 70.00	115	39,137,053.40	18.81
70.01 - 75.00	201	36,719,592.15	17.65
75.01 - 80.00	335	56,581,063.52	27.19
80.01 - 85.00	236	37,399,309.79	17.97
85.01 - 90.00	210	25,974,137.98	12.48
90.01 - 95.00	2	145,327.22	0.07
95.01 - 100.00	2	164,122.43	0.08
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 23.40%
Maximum: 96.90%
Weighted Average: 77.85%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	1,153	208,068,078.81	100.00
Total:	**1,153**	**208,068,078.81**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Alaska	3	584,543.58	0.28
Arizona	82	14,471,758.15	6.96
Arkansas	1	39,570.00	0.02
California	372	90,030,912.79	43.27
Colorado	37	6,225,017.64	2.99
Connecticut	9	1,463,149.18	0.70
Delaware	1	137,578.51	0.07
Florida	246	37,177,897.40	17.87
Georgia	11	1,429,843.63	0.69
Hawaii	67	16,560,585.79	7.96
Idaho	16	2,075,311.12	1.00
Illinois	11	2,471,729.47	1.19
Indiana	2	80,163.38	0.04
Iowa	1	115,881.74	0.06
Kentucky	1	70,138.06	0.03
Louisiana	5	540,941.19	0.26
Maine	5	363,700.16	0.17
Maryland	3	571,574.70	0.27
Massachusetts	5	625,761.78	0.30
Michigan	10	1,205,111.66	0.58
Minnesota	3	274,883.03	0.13
Missouri	2	130,381.09	0.06
Montana	6	916,192.33	0.44
Nebraska	2	255,826.06	0.12
Nevada	26	4,277,871.82	2.06
New Hampshire	7	652,192.21	0.31
New Jersey	6	1,275,069.70	0.61
New Mexico	7	762,676.29	0.37
New York	13	2,000,832.68	0.96
North Carolina	12	1,437,791.07	0.69
North Dakota	1	21,171.15	0.01
Ohio	5	321,478.37	0.15
Oklahoma	1	46,650.00	0.02
Oregon	27	3,010,511.94	1.45
Pennsylvania	18	1,718,487.25	0.83
Rhode Island	2	284,572.57	0.14

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Geographic Distribution(Continued)

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
South Carolina	13	1,522,363.25	0.73
Tennessee	5	454,501.36	0.22
Texas	22	2,274,286.02	1.09
Utah	18	3,166,134.87	1.52
Vermont	1	241,500.00	0.12
Virginia	14	1,673,753.15	0.80
Washington	52	5,022,632.67	2.41
West Virginia	1	33,150.00	0.02
Wisconsin	1	52,000.00	0.02
Total:	**1,153**	**208,068,078.81**	**100.00**

Current FICO Scores

Range of FICO Scores	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
620 - 639	25	3,439,069.01	1.65
640 - 659	27	3,092,010.07	1.49
660 - 679	70	11,691,941.04	5.62
680 - 699	168	30,887,433.06	14.84
700 - 719	201	35,361,659.64	17.00
720 - 739	179	34,314,826.20	16.49
740 - 759	175	31,275,502.21	15.03
760 - 779	156	29,161,649.90	14.02
780 - 799	115	21,205,682.29	10.19
800 - 819	37	7,638,305.39	3.67
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 620
Maximum: 813
Weighted Average: 731

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
3.000 - 3.999	9	1,394,462.88	0.67
4.000 - 4.999	41	8,373,114.05	4.02
5.000 - 5.999	500	104,029,353.64	50.00
6.000 - 6.999	316	47,933,681.90	23.04
7.000 - 7.999	157	30,689,415.48	14.75
8.000 - 8.999	116	14,040,294.70	6.75
9.000 - 9.999	14	1,607,756.16	0.77
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 3.875%
Maximum: 9.750%
Weighted Average: 6.344%

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Original Balloon Term

Original Balloon Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
24	231	38,706,084.22	18.60
60	922	169,361,994.59	81.40
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 24
Maximum: 60
Weighted Average: 53

Remaining Balloon Term

Range of Remaining Balloon Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
13 - 24	231	38,706,084.22	18.60
49 - 60	922	169,361,994.59	81.40
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 18
Maximum: 60
Weighted Average: 52

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Remaining Amortization Term

Range of Remaining Amortization Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
349 - 360	1,153	208,068,078.81	100.00
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum: 352
Maximum: 360
Weighted Average: 358

Next Rate Adjustment Date

Note Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
October 1, 2005	431	79,971,770.96	38.44
November 1, 2005	285	53,419,062.56	25.67
December 1, 2005	160	30,484,673.48	14.65
January 1, 2006	27	3,744,587.59	1.80
February 1, 2006	14	1,193,400.00	0.57
March 1, 2006	5	548,500.00	0.26
Total:	**1,153**	**208,068,078.81**	**100.00**

Margin Rate (%)

Range of Margin Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
4.000 - 4.999	660	128,283,361.19	61.65
5.000 - 5.999	258	40,481,534.74	19.46
6.000 - 6.999	4	597,098.66	0.29
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 4.50%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.773%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

Maximum Mortgage Interest Rate (%)

Range of Maximum Mortgage Interest Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
9.000 - 9.999	10	1,489,957.59	0.72
10.000 - 10.999	42	8,774,068.53	4.22
11.000 - 11.999	500	104,310,786.37	50.13
12.000 - 12.999	287	43,515,078.98	20.91
13.000 - 13.999	34	5,004,763.52	2.41
14.000 - 14.999	39	4,930,599.94	2.37
15.000 - 15.999	1	27,000.00	0.01
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 9.875%
Maximum (Adjustable only): 15.125%
Non-zero Weighted Average (Adjustable only): 12.041%

Minimum Mortgage Interest Rate (%)

Range of Minimum Mortgage Interest Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
4.000 - 4.999	660	128,283,361.19	61.65
5.000 - 5.999	258	40,481,534.74	19.46
6.000 - 6.999	4	597,098.66	0.29
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 4.50%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.773%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of September 1, 2005 (Statistical Calculation Date)

First Periodic Cap

First Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
1.000	63	7,950,115.29	3.82
5.000	850	160,102,139.64	76.95
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 5.000%
Non-zero Weighted Average (Adjustable only): 4.811%

Periodic Cap

Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	231	38,706,084.22	18.60
Uncapped	9	1,309,739.66	0.63
1.000	913	168,052,254.93	80.77
Total:	**1,153**	**208,068,078.81**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 1.000%
Non-zero Weighted Average (Adjustable only): 1.000%

Contact Information

Bear Stearns Contacts		
Name:	**Telephone:**	**E-Mail:**
Matthew Perkins Senior Managing Director	(212) 272-7977	mperkins@bear.com
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Scott Tabor Collateral Analyst	(212) 272-5925	gtabor@bear.com

Bear Stearns Trading Contacts		
Name:	**Telephone:**	**E-Mail:**
Jeffrey Verschleiser Senior Managing Director	(212) 272-5451	jverschleiser@bear.com
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
Danielle Stumberger **S&P**	(212) 438-3514	Danielle_stumberger@standardandpoors.com